 Exhibit 99.1

2016 Year End
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2016
The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the November 30, 2016 audited consolidated financial statements of Intellipharmaceutics International Inc. The audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our audited financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The information contained in this document is current in all material respects as of February 9, 2017 unless otherwise noted.
Unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing, such as generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules) and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.

Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, RexistaTM, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include, but are not limited to:
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the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
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our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
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the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
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the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
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our selection and licensing of products and product candidates;
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our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
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sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
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our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
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the rate and degree of market acceptance of our products;
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delays that may be caused by changing regulatory requirements;
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the difficulty in predicting the timing of regulatory approval and launch of competitive products;
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the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;
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the inability to forecast wholesaler demand and/or wholesaler buying patterns;
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the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues;
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the timing and amount of insurance reimbursement for our products;
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changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labelling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians.
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changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
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the success and pricing of other competing therapies that may become available;
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our ability to retain and hire qualified employees;

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the availability and pricing of third-party sourced products and materials;
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challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates;
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the manufacturing capacity of third-party manufacturers that we may use for our products;
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the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses;
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difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”);
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challenges in securing final FDA approval for our product candidates, including RexistaTM in particular, if a patent infringement suit is filed against us, which could delay the FDA’s final approval of such product candidates;
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the FDA may not approve product labelling for our product candidate(s) having abuse-deterrent properties;
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risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company; and
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risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.
Additional risks and uncertainties relating to the Company and its business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.
CORPORATE DEVELOPMENTS
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In February 2017, the FDA accepted for filing the Company’s previously-announced NDA seeking authorization to market its RexistaTM product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10 mg, 15 mg, 20 mg, 30 mg, 40 mg, 60 mg and 80 mg strengths.  The FDA has determined that the Company’s application is sufficiently complete to permit a substantive review, and has set a target action date under the Prescription Drug User Fee Act (“PDUFA”) of September 25, 2017. RexistaTM is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.  The submission is supported by pivotal pharmacokinetic studies that demonstrated that RexistaTM is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labelling" guidance published in April 2015.

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In January 2017, the Company’s U.S. marketing partner, Par Pharmaceutical Inc. (“Par”), launched the 25 and 35 mg strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the U.S., complementing the 15 and 30 mg strengths of the Company’s generic Focalin XR® currently marketed by Par.  The FDA recently granted final approval to Par’s ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We expect sales of the 25 and 35 mg strengths to significantly improve our revenues in 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for these strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. Under a license and commercialization agreement between the Company and Par (as amended, the “Par agreement”), the Company receives quarterly profit-share payments on Par's U.S. sales of generic Focalin XR®.

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In December 2016, U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”.  The issued patents cover aspects of the Company’s Paradoxical OverDose Resistance Activating System ("PODRAS™") delivery technology, which is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRASTM technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The issuance of these patents provides the Company the opportunity to accelerate its PODRAS™ development plan by pursuing proof of concept studies in humans. The Company intends to incorporate this technology in an alternate RexistaTM product candidate.

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In October 2016, the Company entered into a license and commercial supply agreement with Mallinckrodt LLC ("Mallinckrodt"), granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the "licensed products") for which the Company has ANDAs filed with the FDA (the “Mallinckrodt agreement”):

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Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
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Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
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Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review

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Under the terms of this 10-year agreement, the Company received a non-refundable upfront payment of $3 million in October 2016. In addition, the Mallinckrodt agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to the Company). The Company has agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis, and Mallinckrodt has agreed that the Company will be its sole supplier of the licensed products marketed in the U.S.

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In October 2016, the Company received tentative approval from the FDA for its ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. The Company's tentatively-approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca Pharmaceuticals LP (“AstraZeneca”). Pursuant to a settlement agreement between the Company and AstraZeneca dated July 30, 2012, the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of the Company's ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord Healthcare (“Accord”). The Company believes that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength. The Company and its marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of all such strengths upon their respective final FDA approvals.

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In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for RexistaTM.

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In July 2016, the Company announced the results of a food effect study conducted on its behalf for RexistaTM. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for RexistaTM following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that RexistaTM can be administered with or without a meal (i.e., no food effect).  RexistaTM met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of RexistaTM taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). The Company believes that RexistaTM is well differentiated from currently marketed oral oxycodone extended release products.

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In June 2016, the Company completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and offering expenses.

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In February 2016, the Company announced that the FDA granted final approval of its ANDA for levetiracetam extended release tablets for the 500 and 750 mg strengths. The Company’s approved product is the generic equivalent of the branded product Keppra XR ® sold in the U.S. by UCB, Inc. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. The Company is actively exploring the best approach to commercialize the product.

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In January 2016, the Company announced that pivotal bioequivalence trials of the Company’s RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets), dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the U.S. by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of the Company’s RexistaTM to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for RexistaTM vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies. The FDA notification is significant as it provides a basis for an accelerated development plan for our RexistaTM product candidate, without the need for more costly and time consuming Phase III studies.

The Company is unable to state or estimate an actual launch date of any or all remaining strengths of Par’s generic Focalin XR®. In addition, there can be no assurance as to when or if any of the above-mentioned licensed products will receive final FDA approval or that, if so approved, the licensed products will be successfully commercialized and produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized, that our approved generic of Keppra XR® will be successfully commercialized, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

BUSINESS OVERVIEW
On October 22, 2009, Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in November 2013 under the Company ANDA (as defined below) to launch the 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products by such parties. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S. complementing the 15 and 30 mg strengths of the Company’s generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA (as defined below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for those strengths. Under the Par agreement, the Company receives quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. We expect sales of the 25 and 35 mg strength to improve our revenues significantly in 2017. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. The Company is actively exploring the best approach to maximize its commercial returns from this approval. There can be no assurance that the Company's generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

In October 2016, the Company received tentative approval from the FDA for its ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. The Company's tentatively-approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between the Company and AstraZeneca dated July 30, 2012, the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of the Company's ANDA for those strengths. Such FDA final approval is subject to a 180 day exclusivity period relating to a prior filer or filers of a generic equivalent of the branded product. The first filer rights are shared by Par and Accord. The Company believes that in early November 2016, Par launched the 50, 100, 200, and 300 mg strengths, and Accord launched the 400 mg strength. If the Company receives final approval to launch its generic version of the 50, 100, 200, 300, and 400 mg strengths of Seroquel XR® six months after the date of launch by the respective first filers, the Company and its marketing and distribution partner for generic Seroquel XR® in the U.S., Mallinckrodt, are working diligently towards a launch of these strengths upon final approval. There can be no assurance that the Company’s quetiapine fumarate extended-release tablets in any of the 50, 150, 200, 300 and 400 mg strengths will receive final FDA approval, or if approved, that they will be successfully commercialized.

In October 2016, the Company announced a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release licensed products for which the Company has ANDAs filed with the FDA:

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Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
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Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
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Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review

Under the terms of the 10-year agreement, the Company received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments to the Company). The Company has agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event the Company does not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval, respectively.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both RexistaTM and RegabatinTM. The technology that is central to our abuse deterrent formulation of RexistaTM is the Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our PODRAS™ delivery technology was initially introduced to enhance our RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRASTM delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of the Company’s PODRAS technology are covered by U.S. and Canadian patents recently issued in respect of “Compositions and Methods for Reducing Overdose.”

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.
The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the U.S. by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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Some of our technologies are also focused on the development of abuse-deterrent and overdose preventive pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

OUR DRUG DELIVERY TECHNOLOGIES

Hypermatrix

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We are currently working on an alternate RexistaTM product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent RexistaTM development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for RexistaTM incorporating PODRAS™, thereby making it available to patients earlier than would be traditionally possible.

In December 2016 the Company announced that U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate the Company’s technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRAS platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. The issuance of these patents provides the Company the opportunity to accelerate its PODRAS™ development plan by pursuing proof of concept studies in humans. The Company intends to incorporate this technology in an alternate RexistaTM product candidate. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PRODUCTS AND PRODUCT CANDIDATES

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10,15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$782	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$152	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$641	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$336	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$2,733	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received tentative FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$1,099	Intellipharmaceutics and Mallinckrodt
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$516	Intellipharmaceutics and Mallinckrodt

Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$877	Intellipharmaceutics and Mallinckrodt
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$236	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application accepted February 2017 and under review by FDA. PDUFA date September 25, 2017	NDA 505(b)(2)	2,137	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Investigational New Drug (“IND”) application submitted in August 2015	NDA 505(b)(2)	$4,186	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$854	Intellipharmaceutics

Notes:
(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.
(2)
Represents sales for all strengths for the 12 months ended December 2016 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions.
(3)
For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.
(4)
Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to the Company under the Par agreement are the same irrespective of the ANDA owner.
We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA , as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to the Company as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to the Company for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products by such parties. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013 respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S. complementing the 15 and 30 mg strengths of the Company’s generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We believe Par is preparing to launch all the remaining strengths in the first half of 2017. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par has 180 days of U.S. generic marketing exclusivity for those strengths. We expect sales of the 25 and 35 mg strength to significantly improve our revenues in 2017. Under the Par agreement, the Company receives quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized.

RexistaTM (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets)

One of our non-generic products under development is our RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. RexistaTM is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our RexistaTM formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning. Our RexistaTM formulation contains a blue dye that is emitted once the tablet is tampered with or crushed. This stigmatizing blue dye may act as a deterrent if abused orally or via the intra-nasal route and may also serve as an early warning mechanism to flag potential misuse or abuse.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which RexistaTM was compared to the existing branded drug Oxycontin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that RexistaTM met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).
In May 2015, the FDA provided us with notification regarding our IND submission for RexistaTM indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our RexistaTM, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the U.S. by Purdue Pharma. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our RexistaTM to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for RexistaTM vs Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies although no assurance can be given that we will not be required to conduct further studies for RexistaTM. The FDA notification is significant as it provides a basis for an accelerated development plan for our RexistaTM product candidate, without the need for more costly and time consuming Phase III studies.

In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our RexistaTM NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for RexistaTM.

In July 2016, the Company announced the results of a food effect study conducted on its behalf for RexistaTM.  The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for RexistaTM following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that RexistaTM can be administered with or without a meal (i.e., no food effect). RexistaTM met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of RexistaTM taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). The Company believes that RexistaTM is well differentiated from currently marketed oral oxycodone extended release products.

The Company filed for an NDA for RexistaTM in November of 2016. In February 2017, the FDA accepted for filing the Company’s previously announced NDA seeking authorization to market its RexistaTM (abuse-deterrent oxycodone hydrochloride extended release tablets) in the 10 mg, 15 mg, 20 mg, 30 mg, 40 mg, 60 mg and 80 mg strengths. The FDA has determined that the Company’s application is sufficiently complete to permit a substantive review, and has set a PDUFA target action date of September 25, 2017. The submission is supported by pivotal pharmacokinetic studies that demonstrated that RexistaTM is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labelling" guidance published in April 2015.

The Company’s NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. The FDA has accepted the filing for further review, and the Company has 20 days from such acceptance to provide notice to the owner of the branded product Oxycontin®, and to holders of certain patents listed under the branded product Oxycontin® (the “Oxycontin® patents”) in the FDA Orange Book that it has filed an NDA in which it has certified in the application to the FDA that RexistaTM either does not infringe the Oxycontin® patents or that the Oxycontin® patents are invalid. This notice may give rise, within a prescribed time limit of 45 days, to patent infringement litigation by the owners of the branded product Oxycontin® and by the holders of the Oxycontin® patents. If such litigation is instituted within the prescribed time limits, the FDA will be stayed for 30 months from the date of such notice from granting final marketing approval to RexistaTM, unless prior to the expiry of such 30 months all parties settle the litigation in such way as to permit the marketing of RexistaTM (if so approved), or there is a final decision of the court in which the litigation was instituted that either the Oxycontin® patents were not infringed or that RexistaTM did not infringe the Oxycontin® patents.

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. The Company adhered to the April 2015 guidance document in pursuing various abuse deterrent label claims when it filed its NDA for RexistaTM.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards abuse-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products, if approved for sale, may enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the Company’s NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day ("BID") dosage and three-times-a-day ("TID") dosage, are drug products marketed in the U.S. by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-investigational new Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Our revenues for the year ended November 30, 2016 decreased when compared to the year ended November 30, 2015 due primarily to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. The fact that expenditures were considerably higher for the year ended November 30, 2016 when compared to the year ended November 30, 2015 was due to primarily the higher stock option compensation expense in fiscal 2016 when compared to fiscal 2015, as discussed further below.

	For the years ended
	November 30,	November 30,	November 30,
	2016	2015	2014
	$	$	$
Revenue	2,247,002	4,093,781	8,769,693
Expenses	12,098,078	11,207,235	12,302,389
Loss from operations	(9,851,076)	(7,113,454)	(3,532,696)
Net loss per common share, basic and diluted	(0.38)	(0.31)	(0.17)

Cash	4,144,424	1,755,196	4,233,975
Total Assets	7,974,689	5,224,299	7,875,035

Convertible debenture	1,494,764	1,518,429	1,377,302
Total liabilities	6,858,425	5,361,985	2,965,671
Shareholders' equity (deficiency)	1,116,264	(137,686)	4,909,364
Total liabilities and shareholders equity	7,974,689	5,224,299	7,875,035

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.
Disclosure regarding our ability to continue as a going concern is included in Note 1 to our audited consolidated financial statements for the year ended November 30, 2016.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.
A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.
The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing
The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the Par agreement, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. The Company recognized milestone revenue of $Nil (2015 - $Nil; 2014 – $354,153) upon achievement of the milestone.

Research and development
Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received a non-refundable up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. As of November 30, 2016, the Company recognized $37,500 of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva which it continues to record as deferred revenue as the criteria for revenue recognition have not been met.

As of November 30, 2016, the Company has recorded a deferred revenue balance of $3,112,500 (2015 - $150,000) relating to the underlying contracts.

Other incidental services

Incidental services which the Company may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Translation of Foreign Currencies

Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the year ended November 30, 2014 which represents a significant and material change in economic facts and circumstances. Management assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the convertible debenture is discussed below. The change in functional currency resulted in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency is the U.S. dollar.

Warrants

In fiscal 2013, the outstanding warrants were presented as a liability because they did not meet the criteria of ASC topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed above, the Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7 to our audited consolidated financial statements for the year ended November 30, 2016. At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013. Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15% imputed rate of interest. Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in a constructive extinguishment of the original Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the debt. In accordance with ASC 470-50-40, the Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the Debenture prior to the extension was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument will be accreted down to the face amount of the Debenture over the remaining life of the Debenture using a 14.6% imputed rate of interest. Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 6.6% imputed rate of interest. Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 4.2% imputed rate of interest.

Effective December 1, 2016, the maturity date for the Debenture was further extended to April 1, 2017.

Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Future accounting pronouncements
In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Revised Prior Quarter Amounts

While preparing its November 30, 2016 year-end financial statements, the Company identified and corrected a non-cash error related to the accounting for the modification of performance-based stock options. In April 2016, the Company’s shareholders approved a two- year extension of the expiry date of the performance-based options from September 2016 to September 2018. The Company has determined that this modification resulted in a non-cash expense that should have been reflected in the Company’s 2016 second quarter results. As stock-based compensation is a non-cash item, this error did not impact net cash provided from operations in the second quarter, nor does it have any impact on the Company’s annual financial statements for the year ended November 30, 2016. This error resulted in an understatement of second quarter stock-based compensation charged to R&D expense, with a corresponding understatement of additional paid in capital, of $1,177,782. The Company has determined to record the expense in the 2016 fourth quarter ended November 30, 2016.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, competitive entries, market pricing, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Over the last several years, the FDA, through the Office of Generic Drugs (“OGD”) that approves ANDAs, has experienced a significant deterioration in ANDA approval timelines. The Company believes that the median ANDA approval time for ANDAs filed in 2012 or prior is approximately 47 months. The FDA has attributed this backlog principally to:

●
significant growth in ANDA submissions, particularly foreign submissions
●
an increase in the number of complex products
●
an increase in the number of foreign site inspections
●
limited resources to handle the growth and complexity of submissions

In order to address the significant backlog, the Generic Drug User Fee Amendments of 2012 (“GDUFA”) was passed. Under GDUFA, the OGD has been collecting new user fees from generic drug companies designed, among other things, to fund the increase in resources required to deal with the approval backlog as well as restructure the OGD to effectively deal with ANDA timelines on a go forward basis. The Company currently has 6 ANDAs that were filed in 2012 or prior that are still pending final FDA approval that exceed the 47 month median. We believe that the FDA has made positive strides in restructuring the OGD to address the ANDA approval backlog and we remain optimistic that the FDA will be successful in reducing the backlog; however, there can be no assurance as to when or if the FDA will approve any of our ANDA product candidates.

The following are selected financial data for the years ended November 30, 2016, 2015 and 2014.

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2016	2015	2014	2016 vs 2015		2015 vs 2014
	$	$			$%		$%
Revenue:
Licensing	2,209,502	4,093,781	8,415,540	(1,884,279)	-46%	(4,321,759)	-51%
Milestone	-	-	354,153	-	N/A	(354,153)	-100%
Up-front fees	37,500	-	-	37,500	N/A	-	N/A
	2,247,002	4,093,781	8,769,693	(1,846,779)	-45%	(4,675,912)	-53%

Expenses:
Research and development	8,166,736	7,247,473	8,020,201	919,263	13%	(772,728)	-10%
Selling, general and administrative	3,546,132	3,581,913	3,900,803	(35,781)	-1%	(318,890)	-8%
Depreciation	385,210	377,849	381,385	7,361	2%	(3,536)	-1%
	12,098,078	11,207,235	12,302,389	890,843	8%	(1,095,154)	-9%

Loss from operations	(9,851,076)	(7,113,454)	(3,532,696)	(2,737,622)	38%	(3,580,758)	101%

Net foreign exchange (loss) gain	(22,470)	46,211	10,896	(68,681)	-149%	35,315	324%
Interest income	207	1,507	4,898	(1,300)	-86%	(3,391)	-69%
Interest expense	(270,238)	(256,629)	(339,451)	(13,609)	5%	82,822	-24%
Extinguishment loss	-	(114,023)	-	114,023	N/A	(114,023)	N/A
Net loss	(10,143,577)	(7,436,388)	(3,856,353)	(2,707,189)	36%	(3,580,035)	93%

Year Ended November 30, 2016 Compared to the Year Ended November 30, 2015

Revenue
The Company recorded revenues of $2,247,002 for the year ended November 30, 2016 versus $4,093,781 for the year ended November 30, 2015. For the year ended November 30, 2016, we recognized licensing revenue of $2,209,502 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Based on the most recent two month trend, our market share for the 15 and 30 mg strengths is approximately 30% for the combined strengths of our generic Focalin XR® capsules. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales. In addition, during the year ended November 30, 2016, the Company received a non-refundable up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt agreement, of which $37,500 was recognized as revenue. Such up-front fees are recognized over the expected 10 year term of the contract. There were no up-front fees recognized in the year ended November 30, 2015.

Research and Development
Expenditures for R&D for the year ended November 30, 2016 were higher by $919,263 compared to the year ended November 30, 2015. The increase is primarily due to higher stock option compensation expense as a result of certain performance based stock options vesting upon FDA approval of generic Keppra XR®, and additional compensation costs related to vested performance options as a result of the Company’s shareholders approving a two year extension of the expiry date of the performance-based options from September 2016 to September 2018, partially offset by lower spending for ongoing R&D work, as detailed below.

In the year ended November 30, 2016 we recorded $1,995,805 as expense for stock based compensation for R&D employees, of which $620,632 was for expenses related to performance-based stock options which vested on FDA approval of our generic Keppra XR® in February 2016. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. In the year ended November 30, 2015, we recorded $152,231 as expenses for stock-based compensation expense.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2016 were lower by $924,311 compared to the year ended November 30, 2015. This is primarily due to the fact that during the year ended November 30, 2016 we incurred lower expenditures on the development of several generic product candidates (specifically for clinical studies), partially offset by an accrual of bonuses to certain management employees, compared to the year ended November 30, 2015. There were no management bonuses paid in the year ended November 30, 2015.

Selling, General and Administrative
Selling, general and administrative expenses were $3,546,132 for the year ended November 30, 2016 in comparison to $3,581,913 for the year ended November 30, 2015, a decrease of $35,781. The decrease is due to a decrease in corporate legal activities and other professional fees, offset by an expense for management bonuses discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2016 were $1,454,501 in comparison to $1,305,614 in the year ended November 30, 2015, an increase of $148,887, primarily due to the accrual of bonuses to certain management employees. There were no bonuses paid in the year ended November 30, 2015. For the year ended November 30, 2016, we recorded $265,639 as an expense for stock-based compensation compared to an expense of $265,587 for the year ended November 30, 2015.

Administrative costs for the year ended November 30, 2016 were $1,558,633 in comparison to $1,751,315 in the year ended November 30, 2015. The decrease is primarily due to a decrease in expenditures in corporate legal activities and other professional fees.

Marketing costs for the year ended November 30, 2016 were $413,646 in comparison to $434,902 in the year ended November 30, 2015. The decrease is attributable to the decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2016 were $119,352 in comparison to $90,082 for the year ended November 30, 2015. The increase is due to the incremental cost of leasing an adjoining facility in order to meet the Company’s anticipated growth requirements.

Depreciation
Depreciation expenses for the year ended November 30, 2016 were $385,210 in comparison to $377,849 in the year ended November 30, 2015. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the year ended November 30, 2016.

Net Foreign Exchange (Loss) Gain
Foreign exchange loss was $22,470 for the year ended November 30, 2016 in comparison to a gain of $46,211 in the year ended November 30, 2015. The foreign exchange loss for the year ended November 30, 2016 was due to the weakening of the Canadian dollar against the U.S. dollar during the year ended November 30, 2016 as the exchange rates changed to $1.00 for C$1.3429 as at November 30, 2016 from $1.00 for C$1.3353 as at November 30, 2015. During the year ended November 30, 2016, the exchange rate averaged $1.00 for C$1.3276 compared to the year ended November 30, 2015, when the exchange rate averaged $1.00 for C$1.2603.

Interest Income
Interest income for the year ended November 30, 2016 was lower by $1,300 in comparison to the prior period. For the year ended November 30, 2016 interest was lower largely due to lower average amounts of cash on hand compared to the year ended November 30, 2015.

Interest Expense
Interest expense for the year ended November 30, 2016 was higher by $13,609 compared with the prior period. This is primarily because the interest expense paid on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 6.6% in fiscal 2016. During the fiscal year 2015, the conversion option embedded derivative accreted at an annual imputed interest of approximately 15%, offset by a credit to interest expense at an imputed interest rate of 14.6%, during the third quarter of 2015, due to the extinguishment of the debt from an accounting perspective.

Net Loss
The Company recorded net loss for the year ended November 30, 2016 of $10,143,577 or $0.38 per common share, compared with a net loss of $7,436,388 or $0.31 per common share for the year ended November 30, 2015. In the year ended November 30, 2016, the higher net loss is primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR® for 2016. To a lesser extent, the higher loss for the 2016 period was due to the accrual of management bonuses and additional compensation costs related to vested performance options as a result of the FDA approval of generic Keppra XR® and the Company’s shareholders approving an extension of the expiry date of the performance based stock options. In the year ended November 30, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expense, partially offset by licensing revenue.

Year Ended November 30, 2015 Compared to the Year Ended November 30, 2014

Revenue
The Company recorded revenues of $4,093,781 for the year ended November 30, 2015 versus $8,769,693 for the year ended November 30, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. During the year ended November 30, 2014, we recognized licensing revenue of $8,415,540 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® capsules under the Par agreement. This revenue included the commercial sales occurring in the early stages of the marketing of the generic product in those strengths during an exclusivity period. In the year ended November 30, 2014, we also recorded milestone revenue, tied to the achievement of our product being either the only generic in the market or having only one generic competitor, of $354,153 under the Par agreement. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. Consequently, we faced four generic competitors in 2014 through the first half of 2015, and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. In the second half of 2015, we faced one additional competitor on the 15 mg strength, and while we were able to preserve market share, it came at the expense of price/margin erosion. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of generic Focalin XR® are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality.

Research and Development
Expenditures for R&D for the year ended November 30, 2015 were $7,247,473 in comparison to $8,020,201 in the prior year, a decrease of $772,728. These included reduced spending for R&D activities as well as lower stock options expense as detailed below.

In the year ended November 30, 2015, we recorded $152,231 as an expense for stock based compensation for R&D employees, and there was no expense for performance-based stock options. In the year ended November 30, 2014, we recorded $1,270,307 as an expense for stock-based compensation and this higher expense was primarily due to a modification of performance-based stock options. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2015 were higher by $345,348 compared to the prior year. This increase over the prior year is primarily due to the fact that during the year ended November 30, 2015 we incurred increased expenses on furthering the development of generic and NDA 505(b)(2) product candidates, compared to the year ended November 30, 2014, as well as a modest increase in the number of non-management employees for the year ended November 30, 2015.

Selling, General and Administrative
Selling, general and administrative expenses were $3,581,913 for the year ended November 30, 2015 in comparison to $3,900,803 for the year ended November 30, 2014, a decrease of $318,890. The decrease is due to lower expenses related to wages, partially offset by an increase in administrative costs and marketing costs which are discussed in greater detail below.

Expenditures for wages and benefits for the year ended November 30, 2015 were $1,305,614 in comparison to $1,749,046 in the prior year. For the year ended November 30, 2015, we recorded $265,587 as an expense for stock-based compensation compared to an expense of $478,300 for the prior year. The decrease is attributable to the issuance of options in the second quarter of 2014 to certain management employees and the non-management directors. After adjusting for the stock option based compensation expenses, expenditures for wages and benefits for the year ended November 30, 2015 were lower by $230,719 compared to the prior period. The decrease was primarily due to the payment of bonuses to certain management and non-management employees, and salary increases for certain non-management employees during the year ended November 30, 2014, and due to no bonuses paid during the year ended November 30, 2015.

Administrative costs for the year ended November 30, 2015 were $1,751,315 in comparison to $1,651,790 in the year ended November 30, 2014. The increase is primarily due to an increase in expenditures in corporate legal activities and professional fees.

Marketing costs for the year ended November 30, 2015 were $434,902 in comparison to $418,473 in the prior year. This increase is primarily the result of higher travel expenditures related to business development activities.

Depreciation
Depreciation expenses for the year ended November 30, 2015 was $377,849 in comparison to $381,385 in the prior year. The decrease is primarily due to the timing of additional investment in production, laboratory equipment and computer equipment during the year ended November 30, 2015.

Exchange (Loss) Gain
Foreign exchange gain was $46,211 for the year ended November 30, 2015 in comparison to a gain of $10,896 for the year ended November 30, 2014. The increase in foreign exchange gain for the year ended November 30, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar throughout the year as the exchange rate averaged $1.00 for C$1.2603 compared to $1.00 for C$1.0973 in the prior year. The Canadian dollar weakened against the U.S. dollar during the year ended November 30, 2015 as the exchange rates changed to $1.00 for C$1.3353 as at November 30, 2015 from $1.00 for C$1.1440 at November 30, 2014.

Interest Income
Interest income was $1,507 for the year ended November 30, 2015 in comparison to $4,898 for the year ended November 30, 2014, a decrease of $3,391. For the year ended November 30, 2015, interest was lower largely due to a lower average amount of cash on hand during 2015 compared to 2014.

Interest Expense
Interest expense was $256,629 for the year ended November 30, 2015 in comparison to $339,451 for the year ended November 30, 2014, a decrease of $82,822. This results from interest paid in 2015 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 15%, offset by a credit to interest expense at an imputed interest rate of 14% during the second half of fiscal 2015, due to the extinguishment of the debt on an accounting basis, in comparison to fiscal 2014 when the conversion option embedded accreted at an annual imputed interest of approximately 8%.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited consolidated financial statements for the three years ended November 30, 2016, 2015 and 2014.

Quarter Ended	Revenue	Net loss	Loss per share
			Basici	Dilutedi
	$	$	$	$
November 30, 2016	569,096	(3,913,304)	(0.13)	(0.13)
August 31, 2016	554,925	(2,110,156)	(0.07)	(0.07)
May 31, 2016	556,044	(2,000,077)	(0.08)	(0.08)
February 29, 2016	566,937	(2,120,040)	(0.09)	(0.09)
November 30, 2015	845,103	(3,132,788)	(0.13)	(0.13)
August 31, 2015	840,748	(1,881,670)	(0.08)	(0.08)
May 31, 2015	1,268,245	(1,507,270)	(0.06)	(0.06)
February 28, 2015	1,139,685	(914,660)	(0.04)	(0.04)

(i)
Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been variable over the last eight quarters, and has been impacted primarily by the commercial sales of generic Focalin XR® capsules for the 15 and 30 mg strengths, the level of our R&D spending, availability of funding, the modification of performance based stock options, and the fair value adjustment of derivative liabilities. The higher net loss in the fourth quarter of 2016 is attributable to the lower licensing revenues from commercial sales of generic Focalin XR® for the fourth quarter of 2016, the accrual of management bonuses (there were no management bonuses paid in fiscal 2015) and additional compensation costs related to vested performance options as a result of the Company’s shareholders approving an extension of the expiry date of the performance-based stock option. As noted above under “Revised Prior Quarter Amounts”, the latter item represents a non-cash error related to the modification of performance-based stock options that should have been expensed in the second quarter of 2016, resulting in the fourth quarter net loss being overstated by $1,177,782 and the second quarter net loss understated by the same amount. This non-cash error has no effect on the full year 2016 results. The higher net loss in the third quarter of 2016 is attributable to the lower licensing revenues from commercial sales of generic Focalin XR® for the third quarter of 2016, as the Company continued to face stiffer generic competition throughout fiscal 2016. The net loss in the second quarter of 2016 relative to the second quarter of 2015 is attributed to lower licensing revenues from commercial sales of generic Focalin XR® for the second quarter of 2016 due to increased competition, a softening of pricing conditions and margin compression. As noted above, second quarter 2016 net loss was understated by $1,177,782 due to a non-cash error related to the modification of performance-based stock options for which the expense was charged to the fourth quarter of 2016. The net loss in the first quarter of 2016 relative to the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period and higher R&D expenses, mainly due to higher stock options expense as a result of certain performance based stock options vesting upon FDA approval of generic Keppra XR®, partially offset by lower selling, general and administrative expenses. The higher net loss in the fourth quarter of 2015 in comparison to the third quarter of 2015 is attributed to ongoing R&D and selling, general and administrative expense, including a significant increase in third party clinical studies. The higher net loss in the third quarter of 2015 in comparison to the second quarter of 2015 is attributed to the lower licensing revenue from generic Focalin XR® capsules due to the entry of a fifth generic competitor and ongoing R&D and selling, general and administrative expense, including a significant increase in third party clinical studies. The net loss in the second quarter of 2015 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in third party clinical studies, partially offset by licensing revenue from generic Focalin XR® capsules. The net loss in the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period, partially offset by lower R&D and selling, general and administrative expenses. This is primarily due to the loss of exclusivity on the 15 mg strength of our generic Focalin XR® capsules. In the first quarter of 2015, we faced four generic competitors and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the loss of exclusivity period for the 15 mg strength of generic Focalin XR® capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from generic Focalin XR® capsules. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from our generic Focalin XR® capsules.

LIQUIDITY AND CAPITAL RESOURCES

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2016	2015	2014	(2016 vs 2015)		(2015 vs 2014)
	$$	$	$	$	%	$	%
Cash flows used in operating activities	(6,254,985)	(3,782,164)	(1,714,913)	(2,472,821)	65%	(2,067,251)	121%
Cash flows provided from financing activities	9,159,623	1,733,865	5,957,275	7,425,758	428%	(4,223,410)	-71%
Cash flows used in investing activities	(515,410)	(430,480)	(768,973)	(84,930)	20%	338,493	-44%
Increase (decrease) in cash	2,389,228	(2,478,779)	3,473,389	4,868,007	196%	(5,952,168)	-171%
Cash, beginning of period	1,755,196	4,233,975	760,586	(2,478,779)	-59%	3,473,389	457%
Cash, end of period	4,144,424	1,755,196	4,233,975	2,389,228	136%	(2,478,779)	-59%

The Company had cash of $4,144,424 as at November 30, 2016 compared to $1,755,196 as at November 30, 2015 and compared to $4,233,975 as at November 30, 2014. The increase in cash during the year ended November 30, 2016 was mainly a result of an increase in cash flows provided from financing activities which were mainly from the Company’s underwritten public offering and common share sales under the Company’s at-the-market offering program, the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement, partially offset by lower cash receipts relating to commercialized sales of our generic Focalin XR® and a reduction in accounts payable and accrued liabilities. The decrease in cash during the year ended November 30, 2015 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, a decrease in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program, partially offset by a decrease in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2014 was mainly a result of the decrease in cash flows used in operating activities due to payments received from the commercial sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths, cash flows from financing activities which were mainly from our at-the-market financing and several warrant exercise, partially offset by an increase in purchases of production, laboratory and computer equipment.

For the year ended November 30, 2016, net cash flows used in operating activities increased to $6,254,985 as compared to net cash flows used in operating activities for the year ended November 30, 2015 of $3,782,164. The November 30, 2016 decrease was due to lower cash receipts relating to commercial sales of our generic Focalin XR® capsules by Par for the 15 and 30 mg strengths and a reduction in accounts payable and accrued liabilities, partially offset by the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement. For the year ended November 30, 2015, net cash flows used in operating activities increased to $3,782,164 as compared to net cash flows used in operating activities for the year ended November 30, 2014 of $1,714,913. The increase from 2014 was due to the receipt of approximately $4,622,157, as our payment relating to commercial sales of generic Focalin XR® capsules by Par for the 15 and 30 mg strengths of the drug product under the Par agreement for the period December 1, 2014 to November 30, 2015 compared to the payment to us of $8,465,466 for the period December 1, 2013 to November 30, 2014.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2016 and year ended November 30, 2015, R&D expense was $8,129,986, and $7,247,473, respectively. The increase was mainly due to stock based compensation expenses of $1,177,782 related to vested performance options during the year ended November 30, 2016, management bonuses and an increase in stock options expense, partially offset by lower expenditures on third party R&D expenditures. For the year ended November 30, 2015 and year ended November 30, 2014, R&D expense before stock option expense was $7,095,242, and $6,749,894, respectively. The increase in expenses in 2015 relative to 2014 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive investment tax credits from various levels of government under the Scientific Research & Experimental Development incentive programs. Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed. Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services. This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

For the year ended November 30, 2016, net cash flows provided from financing activities of $9,159,623 principally related to the June 2016 underwritten public offering. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5,137,638, after deducting the underwriter’s discount and estimated offering expenses. In addition, during the year ended November 30, 2016, an aggregate of 1,471,260 common shares were sold on NASDAQ for gross proceeds of $3,469,449, with net proceeds to us of $3,368,674, under the at-the-market offering program. During the year ended November 30, 2015, an aggregate of 471,439 common shares were sold for gross proceeds of $1,290,168, with net proceeds to us of $1,254,178 under the at-the-market offering program. During the year ended November 30, 2014, an aggregate of 1,689,500 common shares were sold for gross proceeds of $6,571,673, with net proceeds to us of $6,390,670 under the at-the-market offering program. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at November 30, 2016, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $5,468,711 (or such lesser amount as may be permitted under applicable securities laws and regulations, such amount the Company currently can offer and sell being limited to approximately $5.4 million) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

For the year ended November 30, 2016, net cash flows used in investing activities of $515,410 related mainly to purchase of production, laboratory and computer equipment. For the year ended November 30, 2015, net cash flows used in investing activities of $430,480 related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2014, net cash flows used in investing activities of $768,973 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. With the launch of 25 and 35 mg strength by Par in January 2017, we expect revenues of generic Focalin XR to significantly improve in 2017. As of November 30, 2016 the Company had a cash balance of $4.1 million. As of February 9, 2017, our cash balance was $2.9 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. The Company may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2017. In the second half of fiscal 2017, the Company expects revenues to improve as it prepares for the launch of its tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of Par’s and Accord’s first filer exclusivity periods in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program, from potential revenues from the sales of the tentatively approved generic Seroquel XR® and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our RexistaTM and RegabatinTM XR 505(b)(2), and selected generic, product candidate development projects. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability.

On December 1, 2015, the Company entered into a new lease agreement for the combined properties comprising the Company’s premises that it currently operates from at 30 Worcester Road, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (collectively, the “combined properties”), for a five-year term with a five-year renewal option. Basic rent over the five year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment and the Company responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, the Company now has use of 65,000 square feet of commercial space to accommodate its growth objectives over the next several years. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company uses its facility at 30 Worcester Road as a current Good Laboratory Practices research laboratory, office space, and current Good Manufacturing Practices scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility at 30 Worcester Road consists of approximately 4,900 sq. ft. for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing. The 22 Worcester Road building provides approximately 35,000 square feet of warehouse space and approximately 5,000 square feet of office space. The current lease also provides the Company with a right of first refusal to purchase the combined properties. The landlord is required to provide the Company with prior written notice and the desired sale price for the combined premises prior to offering the premises to a third party or on the open market. The Company has five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If the Company declines the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to the Company for a period of 180 days, after which time the landlord is again obliged to offer the properties to the Company before offering them to a third party or on the open market.

Effective December 1, 2016, the maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

As at November 30, 2016, the Company has 29,784,992 common shares issued and outstanding (and 5,000 common shares to be issued subsequent to November 30, 2016), which is an increase of 5,545,942 when compared to November 30, 2015. This increase is principally as a result of the completion of the Company’s underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option, of which 299,773 shares were issued on exercise of warrants. In addition, the number of shares outstanding increased as a result of exercises of warrants for 58,139 common shares and the sale of 1,471,260 common shares under our at-the-market offering program. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we could from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. During the year ended November 30, 2016, an aggregate of 1,471,260 common shares were sold on NASDAQ for gross proceeds of $3,469,449, with net proceeds to us of $3,368,674, respectively, under the at-the-market offering program. During the year ended November 30, 2016, Roth received aggregate compensation of $100,775, in connection with such sales. During the year ended November 30, 2015, an aggregate of 471,439 common shares were sold for gross proceeds of $1,290,168, with net proceeds to us of $1,254,178. During the year ended November 30, 2015, Roth received aggregate compensation of $37,683, in connection with such sales. During the year ended November 30, 2014, an aggregate of 1,689,500 common shares were sold for gross proceeds of $6,571,673, with net proceeds to us of $6,390,670. During the year ended November 30, 2014, Roth received aggregate compensation of $181,003, in connection with such sales. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at November 30, 2016, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $5,468,711 (or such lesser amount as may be permitted under applicable securities laws and regulations, such amount the Company currently can offer and sell being limited to approximately $5.4 million) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program. The number of options outstanding as of November 30, 2016 is 5,392,460, an increase of 330,453 from November 30, 2015, due to 460,000 options issued, 27,500 options exercised and 102,047 options having expired during the year ended November 30, 2016. The warrants outstanding as of November 30, 2016 represent 2,147,806 (5,476,482 warrants) common shares issuable upon the exercise of outstanding warrants, an increase of 81,731 (47,182 warrants) from November 30, 2015, due to 1,857,143 (3,714,286 warrants) common shares issued on the closing of the underwritten public offering in June 2016, partially offset by the exercise of 357,912 (832,104 warrants) common share purchase warrants and expiry of 1,417,500 (2,835,000 warrants) common share purchase warrants during the year ended November 30, 2016. The number of deferred share units outstanding as of November 30, 2016 is 76,743, an increase of 16,741 from November 30, 2015. As of February 9, 2017, the number of shares outstanding is 29,980,400.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2016	2015
	$	$

Total accounts receivable	472,474	478,674
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	472,474	478,674

Not past due	427,519	453,662
Past due for more than 31 days
but no more than 60 days	3,319	5,003
Past due for more than 91 days
but no more than 120 days	41,636	20,009
Total accounts receivable, net	472,474	478,674

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2016 and November 30, 2015, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2016. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2016		November 30, 2015
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3429		1.3353
	$	$	$	$

Assets
Cash	182,714	136,059	116,096	86,944
	182,714	136,059	116,096	86,944
Liabilities
Accounts payable	449,900	335,021	1,372,196	1,027,631
Employee cost payable	1,402,108	1,044,151	233,906	175,171
Capital lease	19,914	14,829	48,231	36,120
	1,871,922	1,394,001	1,654,333	1,238,922
Net exposure	(1,689,208)	(1,257,942)	(1,538,237)	(1,151,978)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2016:

					November 30, 2016
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	807,295	-	-	-	-	807,295
Accrued liabilities	384,886	-	-	-	-	384,886
Capital lease	5,437	5,585	3,807	-	-	14,829
Related parties
Employee costs payable	707,547	-	-	336,604	-	1,044,151
Convertible debenture	59,138	1,515,770	-	-	-	1,574,908
	1,964,303	1,521,355	3,807	336,604	-	3,826,069

Limitations:

The above discussion includes only those exposures that existed as of November 30, 2016 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

CAPITAL RESOURCES

At November 30, 2016, our cash totalled $4,144,424 compared to $1,755,196 as at November 30, 2015. The increase in cash during the year ended November 30, 2016 was mainly a result of an increase in cash flows provided from financing activities which were mainly from the closing of an underwritten public offering and common share sales under the Company’s at-the-market offering program, followed by the receipt of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement, partially offset by lower cash receipts relating to commercialized sales of our generic Focalin XR® and a reduction in accounts payable and accrued liabilities. In June 2016, the Company completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.1 million, after deducting the underwriter’s discount and estimated offering expenses. In November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). During the year ended November 30, 2016, an aggregate of 1,471,260 of common shares were sold on NASDAQ for gross proceeds of $3,469,449, with net proceeds to us of $3,368,674, respectively, under the at-the-market offering program. During the year ended November 30, 2015, an aggregate of 471,439 of common shares were sold on NASDAQ for gross proceeds of $1,290,168 and net proceeds of $1,254,178 under the at-the-market offering program.

At November 30, 2016, shareholders’ equity was $1,116,264 compared to shareholders’ deficiency of $137,686 at November 30, 2015. The increase was due to the increase in cash flows from financing activities during the year ended November 30, 2016.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has increased by approximately $4.3 million at November 30, 2016 from November 30, 2015, mainly a result of a non-refundable upfront payment of $3,000,000 under the Mallinckrodt agreement and a reduction in accounts payable and accrued liabilities. As more fully discussed under “Liquidity and Capital Resources,” as of November 30, 2016, the Company had a cash balance of $4.1 million. As of February 9, 2017, our cash balance was $2.9 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. The Company may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2017. In the second half of fiscal 2017, the Company expects revenues to improve as it prepares for the launch of its tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of Par’s and Accord’s first filer exclusivity periods in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program, from potential revenues from the sales of the tentatively approved generic Seroquel XR® and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

Effective December 1, 2016, the maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures in the year ended November 30, 2016 were $515,410, respectively, compared to $430,480 in the year ended November 30, 2015. Capital expenditures in 2016 and 2015 related to the purchase of production, laboratory and computer equipment. We anticipate some investment in fixed assets and equipment over the next several months due to the acceleration of product commercialization activities, the extent of which will depend on cash availability.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises for the combined properties which will expire in November 2020, with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula, but does not currently expect to exercise this option in 2017.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	807,295	807,295	-	-	-
Accrued liabilities	384,886	384,886	-	-	-
Capital lease	14,829	14,829	-	-	-
Operating lease	718,944	179,736	539,208	-	-
Related parties
Employee costs payable	1,044,151	1,044,151	-	-	-
Convertible debenture	1,574,908	1,574,908	-	-	-
Total contractual obligations	4,545,013	4,005,805	539,208	-	-

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2016, and continuing as at February 9, 2017, the Company is not aware of any pending or threatened material litigation claims against the Company.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the original $1.5 million of the proceeds for the Debenture. Effective December 1, 2016, the maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. The Company currently expects to repay the current net amount of $1,350,000 on or about April 1, 2017, if the Company then has cash available.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2016. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2016.

A third party consultant was engaged to assist management in conducting a gap assessment relative to the Company’s plans to implement the COSO 2013 Internal Control – Integrated Framework. In the first quarter of 2017, we will initiate the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. We expect this transition to be completed in the second quarter of fiscal 2017. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Changes in Internal Control over Financial Reporting

During the fourth quarter of 2016, the Company recognized a deficiency in the design of the Company’s internal control over financial reporting and disclosure controls and procedures used in evaluating stock-based compensation expense as it relates to the second quarter non-cash error noted above in “Revised Prior Quarter Amounts.” In evaluating this internal control deficiency, we considered a number of qualitative and quantitative factors, and concluded that the internal control deficiency was not a significant control deficiency or material weakness, partly due to the fact that the internal control deficiency was corrected as part of a more rigorous set of financial reporting internal controls put in place during the fourth quarter leading up to the release of our audited annual results. The Company has remediated the deficiency by recruiting additional experienced personnel to strengthen the Company’s quarterly and annual internal controls over financial reporting and disclosure controls and procedures.

During the year ended November 30, 2016, other than as noted above, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures, and specifically, there were no changes in accounting functions, board or related committees and charters, or (except as described below) auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

CHANGE IN AUDITORS

In July 2016, at the request of the Company, Deloitte LLP resigned as auditor of the Company (“Former Auditor”).  The audit committee and board of directors of the Company appointed MNP LLP as the Company’s successor auditor. There were no disagreements or unresolved issues with the Former Auditor on any matter of auditing scope or procedures, accounting principles or practices, or financial statement disclosure.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2016, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that received final FDA approval of our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths in November 2013. In January 2017, Par had launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S. complementing the 15 and 30 mg strengths of the Company’s generic Focalin XR® currently marketed by Par. The FDA recently had granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We believe Par is preparing to launch all the remaining strengths although the Company is unable to state or estimate an actual launch date of any or all of the remaining 5, 10, 20 and 40 mg strengths not already in the market under the Company ANDA or the Par ANDA. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and recently received final approval from the FDA for our generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths, and tentative approval for all strengths of our generic Seroquel XR® (quetiapine fumarate extended release) which is partnered with Mallinckrodt, the majority of the products in our pipeline are at earlier stages of development. We will be exploring licensing and commercial alternatives for our generic Keppra XR® product strengths that have been recently approved by the FDA. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

Since we commenced operations, we have incurred accumulated losses through November 30, 2016. We had an accumulated deficit of $63,016,019 as of November 30, 2016 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As more fully discussed under “Liquidity and Capital Resources,” as of November 30, 2016 the Company had a cash balance of $4.1 million. As of February 9, 2017, our cash balance was $2.9 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. The Company may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2017. In the second half of fiscal 2017, the Company expects revenues to improve as it prepares for the launch of its tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of Par’s and Accord’s first filer exclusivity periods in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program, from potential revenues from the sales of the tentatively approved generic Seroquel XR® and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.

In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as failure to secure appropriate product labelling approvals, requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. In addition, the possibility of a patent infringement suit regarding one or more of our product candidates could delay final FDA approval of such candidates. If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. As more fully discussed under “Liquidity and Capital Resources,” as of November 30, 2016 the Company had a cash balance of $4.1 million. As of February 9, 2017, our cash balance was $2.9 million. We currently expect to satisfy our operating cash requirements until June 2017 from cash on hand. The Company may need to obtain additional funding prior to that time as we pursue the development of our product candidates and if we accelerate our product commercialization activities. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the first and second quarters of 2017. In the second half of fiscal 2017, the Company expects revenues to improve as it prepares for the launch of its tentatively approved generic Seroquel XR® (quetiapine fumarate extended release tablet) on the expiry of Par’s and Accord’s first filer exclusivity periods in May 2017, although there can be no assurance as to when or if any launch will occur, or if generic Seroquel XR® will be successfully commercialized. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program, from potential revenues from the sales of the tentatively approved generic Seroquel XR® and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.
Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.